UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File No. 000-13548

HAWTHORNE GOLD CORP.
(as successor entity to Cusac Gold Mines Ltd. pursuant to
Rule 12g-3(a) under the Securities Exchange Act of 1934)
(Translation of registrant's name into English)

1818 - 701 West Georgia Street, Vancouver, British Columbia Canada V7Y 1C6
(Address of principal executive office)

Attachment:

1.     News Release dated April 15, 2008

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWTHORNE GOLD CORP.

Date: April 17, 2008

/s/ Patrick McGrath
__________________________________
Patrick McGrath
Chief Financial Officer

For Immediate Release	April 15, 2008

Hawthorne Gold and Cusac Gold close Merger

Hawthorne Gold Corp. ("Hawthorne") (TSX-V: HGC; WKN: A0M55U) and Cusac Gold Mines Ltd. ("Cusac") (TSX: CQC; OTC-BB: CUSIF) announce the closing of the statutory plan of arrangement (the "Arrangement") pursuant to which, among other things, Hawthorne acquired all of the outstanding common shares (the "Shareholders") and debentures (the "Debentureholders") of Cusac as more particularly described in the Cusac Information Circular dated February 13, 2008, available on www.sedar.com. Cusac is now a wholly owned subsidiary of Hawthorne and Hawthorne expects Cusac to be delisted from the TSX following the end of the April 16, 2008 trading session.

"We believe the merger provides a platform for near term gold production opportunities from the restart of the Table Mountain Mine and the upside potential of Hawthorne's combined portfolio of British Columbia gold exploration and development properties," said Richard Barclay, President and CEO of Hawthorne. "The Table Mountain gold mineralization is hosted in a greenstone quartz carbonate gold system that is typical of some of Canada's largest gold camps, including Timmins, Kirkland Lake and Val d'Or.

"The merger of Cusac and Hawthorne creates a strong, British Columbia based gold explorer and near term producer with a lot of promise," said Cusac CEO David H. Brett. "This successful business combination will help create the critical mass needed to drive shareholder value in this dynamic gold market."

Under the terms of the Arrangement, Shareholders of Cusac received one (1) common share of Hawthorne in exchange for each nineteen (19) Cusac common shares. In addition, for each two (2) dollars of principal and interest owed to each Cusac Debentureholder, Hawthorne issued one (1) Hawthorne common share. Hawthorne will be issuing approximately 6.15 million common shares to Cusac Shareholders and Debentureholders and will have approximately 22.5 million common shares issued and outstanding. Cusac stock options and warrants were also assumed by Hawthorne, using the effective nineteen (19) to one (1) ratio.

Hawthorne also welcomes the appointment of Cusac director Dale A. Sketchley to the Company's board of directors. Mr. Sketchley graduated with a B.Sc. Honours in Geology-Geophysics in 1975, followed by a M.Sc. in Economic Geology in 1986, both from the University of British Columbia. From 1973 to 1988, he conducted regional, property and mine site exploration programs in western Canada for Union Minié, Chevron, Denison, Erickson Gold, Cooke Geological, Minequest, and MPH. While at Erickson Gold, he gathered data for completion of his M.Sc. thesis research on carbonate alteration at the Table Mountain property, now owned by Hawthorne. Having joined Placer Dome in 1989, Mr. Sketchley dedicated nine years to geological evaluation of open pit and underground feasibility and mine site development studies in British Columbia and Ontario. From 1998 until 2002, he consulted for various mining companies, including Cusac, specializing in quality assurance and quality control ("QAQC"). Mr. Sketchley's work has encompassed all phases of exploration, including sampling and assaying QAQC, geological modelling and resource evaluation. Since 2002, he has been responsible for sampling and assaying QAQC at Ivanhoe Mines Mongolia's Oyu Tolgoi deposit.

Registered Shareholders of Cusac will be required to deposit their respective Cusac common share certificates along with a validly completed letter of transmittal (the "Letter of Transmittal") in order to receive their Hawthorne common shares. Similarly, Cusac Debentureholders will be required to deposit their respective Letters of Transmittal in order to receive their Hawthorne common shares. Cusac mailed the Letters of Transmittal to the Cusac Shareholders and the Cusac Debentureholders on April 11, 2008 and April 10, 2008, respectively. Further details on the process of exchanging Cusac common shares and Cusac debentures for Hawthorne common shares are set forth in the Cusac Information Circular.

About Hawthorne Gold Corp.

Hawthorne Gold Corp. is a Canadian-based gold exploration and development company with key properties located in British Columbia, Canada. Hawthorne is led by well-respected mining leaders Richard Barclay and Michael Beley together with mining veteran Michael Redfearn. Hawthorne's goal is to become a junior gold producer through planned production at the wholly-owned Table Mountain Mine in 2009 and continued resource development at the optioned Frasergold and Taurus deposits.

For More Information

For more information, contact Robert Ferguson at (604) 629-1505 or toll free at 1-888-629-1505 or Todd Hanas toll free at 1-866-869-8072, or you can visit the Company's website at www.hawthornegold.com.

Hawthorne Gold Corp. "Richard J. Barclay" President & CEO	CUSAC GOLD MINES LTD. "David Brett" President & CEO

Certain information regarding the companies including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities laws and necessarily involve risks associated with mining exploration and development, volatility of prices, currency fluctuations, imprecision of resource estimates, environmental and permitting risks, access to labour and services, competition from other companies and ability to access sufficient capital. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. The TSX and TSX Venture Exchange do not accept responsibility for the adequacy or accuracy of this release.